UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                                                                                           FORM 12b-25                                   SEC FILE NUMBER
                                                                                                                                                         001-33720

                                                                                                                                                         CUSIP NUMBER
                                                                                                           NOTIFICATION OF LATE FILING               40431N203

|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2009

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

HSW International, Inc.
Full name of registrant

Former name if applicable:

3280 Peachtree Road, Suite 600
Address of principal executive office

Atlanta, GA 30305
City, state and zip code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As reported in its Current Report on Form 8-K filed on November 2, 2009 (“Form 8-K”), HSW International, Inc. (the “Company”) noted that it recently entered into and effectuated a series of transactions with Sharecare, Inc.  The Company is in the process of completing its evaluation of the accounting treatment related to the Company's transactions entered into with Sharecare during the fourth quarter of 2009.  As a result the Company is unable to complete its Form 10-K for the year ended December 31, 2009, within the prescribed time period without unreasonable effort and expense.  The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Bradley T. Zimmer                 (404)                              364-5823
 (Name)                                (Area Code)                 (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     |X| Yes |  | No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2008, the registrant had revenues of $0.46 million and a net loss of $21.9 million. For the year ended December 31, 2009, the registrant currently estimates that it had revenues of approximately $2.3 million and a net loss of approximately $11.8 million.  Results for the year ended December 31, 2009, remain subject to further adjustment and actual results may differ from the foregoing estimates.

HSW International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2010	By:	/s/ Gregory M. Swayne
Name: Gregory M. Swayne
Title: Chief Executive Officer